November 9, 2018

Michael J. Foster, Esq.
Senior Vice President and General Counsel
LSB Industries, Inc.
3503 NW 63rd Street, Suite 500
Oklahoma City, OK 73116

       Re: LSB Industries, Inc.
           Registration Statement on Form S-3
           Filed November 2, 2018
           File No. 333-228139

Dear Michael J. Foster:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction